ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 29, 2014

James D. McGinnis

(202) 508-4895

james.mcginnis@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory, Esq.

Re:     AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to

Comments on Initial Registration Statement Filing on Form N-1A

Dear Mr. Gregory:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant,” and each of its series, a “Portfolio”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the initial filing of the Registration Statement on Form N-1A (the “Registration Statement”) relating to the initial registration of shares of beneficial interest of the Portfolios, which was filed with the Commission on June 30, 2014. We received the Staff’s written comments to the Registration Statement via e-mail on July 29, 2014. We respectfully submit this comment response letter on behalf of the Trust. The following sets forth each of the Staff’s comments followed by the Trust’s responses thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memorandums or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement.

To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment to be filed in March 2015.

Registration Statement

1.	Comment: Please capitalize defined terms when first used and use the terms consistently throughout the Registration Statement (e.g., “Manager” in Footnote 2 to the Fee Table in the private placement memorandums for both Portfolios).

Response:   The requested changes will be made.

Private Placement Memorandums

AllianzGI Global Small-Cap Opportunities Portfolio and AllianzGI U.S. Unconstrained Equity Portfolio

2.	Comment: The Staff notes that disclosure in the “Principal Investments Strategies” section of the Portfolio Summaries and the “Characteristics and Risks of Securities and Investment Techniques—Derivatives” section state that the Portfolios may invest in certain types of derivatives. For each Portfolio with disclosure permitting the use of derivatives, please revise disclosure to include the specific purpose of such derivative investments, tailored for each Portfolio that discloses the ability to invest in derivatives.

Response:   The Trust believes that the Private Placement Memorandums and SAI contain adequate disclosure relating to the Portfolios’ use of derivatives. Registration Statement disclosure in the section of each Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques—Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

The Trust also notes that the Portfolios include additional disclosure in the “Principal Investment Strategies” section of their Portfolio Summaries and the “Principal Investments and Strategies of the Portfolio” section about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. Disclosure in such sections for the AllianzGI Global Small-Cap Opportunities Portfolio includes: “Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous ‘basket’ of equity securities” and “[a]lthough the Portfolio does not intend to invest significantly in derivatives that are not equity-linked securities, it may do so at any time.” Disclosure in such sections for the AllianzGI U.S. Unconstrained Equity Portfolio includes: “Although the Portfolio may invest in derivatives of any kind, it expects to invest in options, swaps, and, to a lesser extent, foreign exchange contracts.” Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

3.	Comment: The disclosure in the “Purchase and Sale of Portfolio Shares” section of each Portfolio Summary states that “[c]urrently, shares of the Portfolio are principally available for purchase by ‘accredited investors’ as defined in Regulation D under the Securities Act of 1933, as amended (“Regulation D”).” The disclosure in the “How to Buy and Sell Shares” section states that “[s]hares of the Portfolio are only available to ‘accredited investors’ as defined in Regulation D.” Please reconcile this inconsistency.

Response:   The “Purchase and Sale of Portfolio Shares” section of each Portfolio Summary will be updated to reflect the following change (new language underlined; deletions in strikethrough):

“Currently, shares of the Portfolio are ~~principally~~ only available for purchase by ‘accredited investors’ as defined in Regulation D under the Securities Act of 1933, as amended (“Regulation D”).”

4.	Comment: Please revise the disclosure in the section titled “Management of the Portfolio—Management Fees” to clarify that the management fee is based on a percentage of the Portfolio’s average daily net assets.

Response:   The requested changes will be made. With respect to the AllianzGI Global Small-Cap Opportunities Fund, disclosure will be revised as follows (new language underlined):

“For the current fiscal year, the Portfolio will pay monthly management fees to the Manager at the annual rate of 0.90% (stated as a percentage of the average daily net assets of the Portfolio).”

With respect to the AllianzGI U.S. Unconstrained Equity Fund, disclosure will be revised as follows (new language underlined):

“For the current fiscal year, the Portfolio will pay monthly management fees to the Manager at the annual rate of 0.75% (stated as a percentage of the average daily net assets of the Portfolio).”

5.	Comment: With respect to the purchase and sale/redemption, please include a complete list of the elements of “good order” as mentioned in “How to Buy and Sell Shares—Calculation of Share Price and Redemption Payments” and “How to Buy and Sell Shares—Initial Investment” sections.

Response:   The Trust respectfully submits that Registration Statement disclosure remains appropriate to comply with the requirements of Items 6(a) and 6(b) of Form N-1A with respect to the purchase and sale, respectively, of Portfolio shares.

With respect to purchase orders of Portfolio shares, the “How to Buy and Sell Shares—Initial Investment” section includes disclosure that “[t]he Trust will not accept a purchase order until it has received a Subscription Agreement application deemed to be in good order by the Trust…” and that the Trust must receive “appropriate information” from potential investors, including required completed tax forms referenced in the “How to Buy and Sell Shares—Initial Investment” section. Furthermore, the disclosure in such section states that “[t]he Manager and the Distributor have the right in their discretion to decide when a completed form is in good order.”

With respect to the sale of Portfolio shares, the Trust respectfully submits that the disclosure in the “How to Buy and Sell Shares—Selling Shares—Redemptions of Shares Held Directly with the Trust—Redemptions by Mail” section of the Private Placement Memorandum adequately addresses the procedures for redeeming shares as required by Item 6(b) to Form N-1A. In particular, the Trust notes that the section provides that investors must complete and sign a “Request for Redemption of Shares” form, the addresses to which the investors may send the required form, and the information required on a completed form. The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments, the “Portfolio”)

6.a.	Comment: Please supplementally explain why the performance in the Composite in the section titled “Prior Related Performance Information” for the Portfolio is the same both net and gross of fees.

Response: The Trust confirms that the Composite is comprised of one account, which is a non-fee-paying account. As a result, the performance “gross of fees” for the Composite is the same as the “net of fees” performance. In response to this comment, footnote 1 to the table demonstrating prior related performance will be revised as follows (new language underlined):

“Composite Inception date: January 1, 2011. Return annualized 1/1/11 to 3/31/2014. Since the Inception date, the Composite has consisted of one account that is a non-fee-paying account.”

6.b.	Comment: The section titled “Prior Related Performance Information” states that it includes all substantially similar retail and institutional accounts managed by AllianzGI U.S. If there are any substantially similar investment companies managed by the Manager, please include the performance of such funds in the Composite. In the alternative, please explain supplementally why it is appropriate to exclude such funds for the Composite performance and represent that the exclusion of such funds would not materially affect the performance of the Composite or be misleading.

Response:   The Trust confirms that the Manager does not manage any accounts or investment companies that have substantially similar investment strategies as the Portfolio. The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment.

6.c.1.	Comment: The section titled “Prior Related Performance Information” states that “[t]he Composite also includes all actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates….” Please supplementally explain whether these “actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S.” incur any fees or expenses related to the management, custody, administration, or other costs of maintaining these accounts and whether their fees or expenses are included in the “net of fees” performance.

Response:   The Trust notes the disclosure in the “Prior Related Performance Information” section includes disclosure that states:

The Composite’s performance data shown below was calculated in accordance with recognized industry standards, consistently applied to all time periods…. All returns reflect the deduction of brokerage commissions and execution costs paid by the institutional private accounts, without provision for federal or state income taxes. “Net of Fees” figures also reflect the deduction of investment advisory fees. Custodial fees, if any, were not included in the calculation.

The Trust has reviewed the Staff’s guidance in the applicable Nicholas-Applegate no-action letter (pub. Avail. Aug. 6, 1996) with respect to “net of fees” disclosure and believes the existing presentation of performance for similarly managed accounts managed by AllianzGI U.S. is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust also confirms, as per the response to Comment 6.a. above, that the Composite does not incur any management fees, as the Composite is comprised of one non-fee-paying account. The Trust, therefore, does not currently intend to introduce additional disclosure in response to this comment beyond the additional disclosure referenced in the response to Comment 6.a.

6.c.2.	Comment: The section titled “Prior Related Performance Information” states that “[t]he Composite also includes all actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates….” Please supplementally describe the nature of the “affiliates” and why it is appropriate to reflect the performance of accounts managed by them in the Composite.

Response:   In response to this comment, disclosure in the “Prior Related Performance” section of the Private Placement Memorandum will be revised as follows (new language underlined; deletions in strikethrough):

“The composite data is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers ~~and affiliates~~ in managing substantially similar accounts as measured against a specified market index and does not represent the performance of the above-mentioned Portfolio.

[. . .]

The Composite includes all actual fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S.~~,~~ and its predecessor advisers ~~and affiliates~~ for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the Portfolio, to the extent that there are any such accounts. The Composite also includes all actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S.~~,~~ and its predecessor advisers ~~and affiliates~~ for at least one full month that have investment objectives, policies, strategies, and risks substantially similar to those of the Portfolio.”

6.d.	Comment: Please confirm supplementally that the Registrant has the information necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response:   The Trust confirms that the Registrant has all the information necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

AllianzGI U.S. Unconstrained Equity Portfolio (for purposes of the following Comment, the “Portfolio”)

7.	Comment: The Staff notes that the Portfolio may use various derivative strategies. Please confirm that when the Portfolio uses derivatives, and particularly when it engages in total return swaps, it will set aside an appropriate amount of segregated assets or otherwise cover its position.

Response:   The Trust confirms that when the Portfolio uses derivatives it will set aside an appropriate amount of segregated assets or otherwise cover its position in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.

SAI Comments

8.	Comment: Please state whether and from where information is incorporated by reference into the SAI, pursuant to Item 14(a)(3)(iii) of Form N-1A.

Response:   The requested changes will be made to reference audited financial statements for the series of the Trust in the Trust’s Annual Reports, when they become available. In the event that the Trust files an amendment to the Registration Statement before any such incorporation by reference, the Trust will add the following disclosure to the cover page of the SAI: “The Trust does not incorporate by reference information into this Statement of Additional Information.”

9.	Comment: The Staff notes that the disclosure in the “Management of the Trust—Portfolio Manager Compensation, Other Accounts Managed, Conflicts of Interest and Corporate Culture” section of the SAI indicates that a portion of the portfolio manager’s annual discretionary variable compensation is based on quantitative measures. Please identify any relevant performance benchmarks that are measured during the three-year rolling performance period. The Staff directs the Trust to Item 20(b) and Instruction 2 thereto of Form N-1A. Item 20(b) to Form N-1A states, in part: “if compensation is based solely or in part on performance, identify any benchmark used to measure performance….”

Response:   In response to this comment, disclosure in the “Management of the Trust—Portfolio Manager Compensation, Other Accounts Managed, Conflicts of Interest and Corporate Culture” section of the SAI will be revised as follows (new language underlined):

“Portfolio managers have their performance metric aligned with the benchmarks of the client portfolios they manage. With respect to the AllianzGI Global Small-Cap Opportunities Portfolio, the relevant performance benchmark is the MSCI ACWI Small Cap Index, and with respect to the AllianzGI U.S. Unconstrained Equity Portfolio, the relevant performance benchmark is the S&P 500.”

General Comments

10.	Comment: Please advise the Staff if the Trust has submitted or expects to submit one or more exemptive applications or no-action requests in connection with the Registration Statement.

Response:   The Trust has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

* * * * *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me at 202-508-4895 or George B. Raine at 617-951-7556 if you have any questions or require additional information.

Kind regards,

/s/ James D. McGinnis

James D. McGinnis, Esq.

cc:  Julian Sluyters

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Timothy F. Cormier, Esq.